Exhibit (a)(5)(P)

David E. Bower (SBN 119546)

MONTEVERDE & ASSOCIATES PC

600 Corporate Pointe, Suite 1170

Culver City, CA 90230

Tel: (213) 446-6652

Fax: (212) 601-2610

dbower@monteverdelaw.com

Attorneys for Plaintiff, William Thiel

SUPERIOR COURT OF THE STATE OF CALIFORNIA

IN AND FOR THE COUNTY OF ALAMEDA

WILLIAM THIEL, individually and on behalf of all others similarly situated,	Case No.

Plaintiffs,	CLASS ACTION

v.	COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING
TUBEMOGUL, INC.; BRETT WILSON; AJAY CHOPRA; RUSELL FRADIN; JACK LAZAR; PAUL LEVINE; DAVIT TOTH; ADOBE SYSTEMS INCORPORTED; and TIGER ACQUISITION CORPORATION,	DEMAND FOR JURY TRIAL

Defendants.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING

Plaintiff William Thiel (“Plaintiff”), by his attorneys, alleges upon information and belief, expect for his own acts, which are alleged on personal knowledge, as follows:

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by plaintiff on behalf of all holders of TubeMogul, Inc. (“TubeMogul” or the “Company”) common stock (the “Class”) against TubeMogul, the members of TubeMogul’s Board of Directors (the “Board” or the “Individual Defendants”), Adobe Systems Incorporated (“Parent”), and its wholly-owned subsidiary, Tiger Acquisition Corporation (“Merger Sub” and, together with Parent, “Adobe”). This action seeks to enjoin defendants from further breaching their fiduciary duties and/or aiding and abetting such breaches in their pursuit of a sale of the Company at an unfair price and through an unfair and self-serving process to Adobe.

2. Headquartered in Emeryville, California, TubeMogul Inc. provides video marketing services. The Company offers a video advertisement platform that integrates real-time media buying, ad serving, targeting, optimization, and brand measurement to syndicate and analyze online videos across the web. TubeMogul serves advertisers, agencies, and publishers throughout world.

3. On November 10, 2016, the Company announced that it had entered into an Agreement and Plan of Merger, dated the same day (the “Merger Agreement”), pursuant to which Adobe would acquire the Company in a two-step transaction for $14.00 in cash for each outstanding share of TubeMogul in a deal valued at approximately $540 million (the “Tender Offer” or “Proposed Transaction”).

4. The Proposed Transaction wholly undervalues TubeMogul. As of the filling of this complaint, TubeMogul is trading above the offer price in the Tender Offer. On December 2, 2016, TubeMogul was trading at $14.12 per share.

5. Moreover, given the recent downturn in the Company’s stock price and the strength of the Company’s products and its poise for future success, Adobe will acquire TubeMogul at an unreasonably low price if the Proposed Transaction is permitted to close, particularly as the Company is forecasting meaningful growth throughout the coming years.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING

6. Compounding the failure to provide adequate consideration, the sales and negotiation process leading up to the consummation of the Merger Agreement was fundamentally flawed. Moreover, Defendants agreed to lock-up the Proposed Transaction with preclusive deal protection devices. Pursuant to the Merger Agreement, defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even continuing discussions and negotiations with potential acquirers; (ii) a matching rights provision that requires the Company to disclose confidential information about competing bids to Adobe within twenty-four hours; (iii) a provision that provides Adobe with four (4) business days to merely match any competing proposal in the event one is made; and (iv) a large termination fee of $21 million, almost 4% the Proposed Transaction value.

7. In addition, certain members of the Company’s Board and officers of the Company, along with TubeMogul stockholder Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. together control 18.2% of all TubeMogul shares, and have signed a form of Tender and Support Agreement covering all shares beneficially owned by such individuals and entities. These deal protection provisions and Tender and Support Agreements, particularly when considered collectively, substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of TubeMogul.

8. On November 18, 2016, Adobe commenced the Tender Offer by filing with the U.S. Securities and Exchange Commission (“SEC”) a materially incomplete and misleading Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”). The Recommendation Statement provides materially incomplete and misleading information and omits material information related to the Proposed Transaction, including information about the process leading up to the consummation of the Merger Agreement, the Company’s financial projections, and the analyses conducted by the Board’s financial advisor, Morgan Stanley & Co. LLC (“Morgan Stanley”) in support of its fairness opinion.

9. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, due care and candor.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING

JURISDICTION AND VENUE

10. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, art. VI, §10, because this case is a cause not given by statute to other trial courts.

11. This Court has jurisdiction over this action because certain of the defendants conduct business in and/or have sufficient minimum contacts with California.

12. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

THE PARTIES

13. Plaintiff is, and at all times relevant hereto was, a shareholder of TubeMogul.

14. Defendant TubeMogul is a corporation organized and existing under the laws of California, with principal executive offices located at 1250 53rd St. Suite 6, Emeryville, CA 94608. TubeMogul’s common stock is traded on the NASDAQ Global Select Market under the ticker symbol “TUBE”. TubeMogul Inc. provides video marketing services. The Company offers a video advertisement platform that integrates real-time media buying, ad serving, targeting, optimization, and brand measurement to syndicate and analyze online videos across the web. TubeMogul serves advertisers, agencies, and publishers throughout world.

15. Defendant Brett Wilson (“Wilson”) co-founded TubeMogul and has served as its President and Chief Executive Officer since its inception in March 2007. Prior to founding TubeMogul, he founded YouCanSave.com, an ecommerce company, in August 1999 and served as its President until August 2004. Mr. Wilson also worked as a technology consultant at Accenture from 1996 to 1999 leading large financial system implementations.

16. Defendant Ajay Chopra (“Chopra”) has served on TubeMogul’s Board of Directors since April 2009. Mr. Chopra is currently a General Partner at Trinity Ventures, LLC, an early stage venture firm, which he joined in 2006. Prior to joining Trinity Ventures, Mr. Chopra co-founded Pinnacle Systems Inc., a media technology company, in 1986, and served in a variety of roles at various times while at Pinnacle, including as President and Chief Executive Officer, Chairman of the Board, and Chief Operations Officer, until it was acquired by Avid Technology Inc. in August 2005.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING

17. Defendant Russell Fradin (“Fradin”) has served on TubeMogul’s Board of Directors since July 2012. Mr. Fradin is the co-founder and has served as Chief Executive Officer of Dynamic Signal Inc., a marketing company, since November 2010. From October 2005 to April 2010, Mr. Fradin co-founded and served as Chief Executive Officer of Adify Corporation, an on-line advertising company sold to Cox Enterprises. Prior to founding Adify, Mr. Fradin held executive positions with Wine.com, comScore and FlyCast Communications. Mr. Fradin is an active angel investor and serves on a number of boards of directors of private companies. Since July 2014, Mr. Fradin has served as a member of the Board of Directors of comScore.

18. Defendant Ashu Garg (“Garg”) has served on TubeMogul’s Board of directors since September 2010. Mr. Garg is currently a General Partner at Foundation Capital, LLC, an early stage venture firm, which he joined in 2008. Mr. Garg currently serves on the boards of directors of several private technology companies. From 2003 to 2008, Mr. Garg served as General Manager of various groups at Microsoft Corporation. In addition, Mr Garg also worked with McKinsey & Company serving technology clients across Asia and North America. Defendant Peter B. Santos (“Santos”) has been the president, chief executive officer (“CEO”) and a director of the Company since 2005.

19. Defendant Jack Lazar has served on TubeMogul’s Board of Directors since October 2013. Mr. Lazar served as the Chief Financial Officer at GoPro, a provider of wearable and mountable capture devices, from January 2014 to March 2016. In addition, Mr. Lazar has served on the board of directors and on the audit committee of Silicon Labs, a semiconductor company since April 2013. From May 2011 to January 2013, Mr. Lazar was Senior Vice President, Corporate Development and General Manager of Qualcomm Atheros, Inc. From September 2003 until the acquisition of Atheros Communications, Inc., a publicly traded provider of communications semiconductor solutions, by Qualcomm in May 2011, Mr. Lazar served in various positions at Atheros, most recently as Senior Vice President of Corporate Development, Chief Financial Officer and Secretary.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING

20. Defendant Paul Levine (“Levine”) has served on TubeMogul’s Board of Directors since September 2016. Mr. Levine has served as the President of Trulia, Inc. since February 2015. Mr. Levine served as Trulia’s Chief Operating Officer from February 2011 to February 2015. Prior to joining Trulia, Mr. Levine served as President of Digital at Current Media LLC, a broadcast media company, from February 2009 to February 2011. Prior to Current Media, Mr. Levine was Vice President of Marketing at AdBrite, Inc., an online advertising network, from August 2007 to October 2008. Prior to AdBrite, Mr. Levine served as Vice President and General Manager of Local at Yahoo! Inc., from April 2003 to July 2007. Mr. Levine has also held management positions at E*TRADE Financial Services Corporation.

21. Defendant David Toth (“Toth”) has served on TubeMogul’s Board of Directors since 2008. He co-founded NetRatings, a leading provider of Internet audience information and analysis, in 1997 and served as its the President and Chief Executive Officer of until 2003. Prior to forming NetRatings, Mr. Toth was a Vice President at Hitachi Computer Products where he led the Network Products Group and was responsible for the development, sales and marketing of numerous hardware and software products. Mr. Toth is a member of the board of directors of several private companies.

22. Defendant Parent is a corporation organized and existing under the laws of the state of Delaware with principal executive offices at 345 Park Ave., San Jose, CA 95110. Parent develops, markets, and supports computer software products and technologies. The company’s products allow users to express and use information across all print and electronic media. Adobe offers a line of application software products, type products, and content for creating, distributing, and managing information. Parent’s common stock trades on the NASDAQ Global Select Market under the ticker symbol “ADBE.”

23. Defendant Merger Sub is a Delaware corporation and a wholly owned subsidiary of Parent.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

24. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other stockholders of TubeMogul and owe Plaintiff and the other members of the Class (defined herein) the duties of good faith, fair dealing, loyalty and candor.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING

25. By virtue of their positions as directors and/or officers of TubeMogul, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause TubeMogul to engage in the practices complained of herein.

26. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value stockholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a)	adversely affects the value provided to the corporation’s stockholders;

(b)	contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)	discourages or inhibits alternative offers to purchase control of the corporation or its assets;

(d)	will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; or

(e)	will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders.

27. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other stockholders of TubeMogul, including their duties of loyalty, good faith, due care, candor and independence, insofar as they, inter alia, failed to obtain the best price possible under the

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING

circumstances before entering into the Proposed Transaction, and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the other stockholders of TubeMogul common stock.

CLASS ACTION ALLEGATIONS

28. Plaintiff brings this action pursuant to California Code of Civil Procedure §382, individually and on behalf of the stockholders of TubeMogul common stock who are being and will be harmed by defendants’ actions described herein (the “Class”). The Class specifically excludes defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

29. This action is properly maintainable as a class action because:

(a)	The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, as of the close of business on November 1, 2016, there were approximately 36.78 million shares of TubeMogul common stock issued and outstanding. The actual number of public stockholders of TubeMogul will be ascertained through discovery;

(b)	There are questions of law and fact which are common to the Class, including inter alia, the following:

i.	whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, candor or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii.	whether defendants are engaging in self-dealing in connection with the Proposed Transaction;

iii.	whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING

iv.	whether defendants are unjustly enriching themselves and other insiders or affiliates of TubeMogul and/or Adobe;

v.	whether the Individual Defendants have breached any of their fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, candor, and fair dealing;

vi.	whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

vii.	whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

(c)	Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;

(d)	Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

(e)	The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class;

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING

(f)	Plaintiff anticipates that there will be no difficulty in the management of this litigation and, thus, a class action is superior to other available methods for the fair and efficient adjudication of this controversy; and

(g)	Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE PROPOSED TRANSACTION

30. On November 10, 2016, the Company issued a press release announcing the Proposed Transaction. That press release stated, in relevant part:

SAN JOSE, Calif.—(BUSINESS WIRE)— Adobe (Nasdaq:ADBE) today announced it has entered into a definitive agreement to acquire TubeMogul (Nasdaq: TUBE) for approximately $540 million net of debt and cash. Under the terms of the agreement, Adobe will commence a cash tender offer to acquire all of the outstanding common stock of TubeMogul for $14 per share. TubeMogul is a leader in video advertising, with a single platform that enables brands and agencies to plan and buy video advertising across desktops, mobile, streaming devices and TVs. Adobe Marketing Cloud is the world’s most comprehensive and integrated solution for delivering exceptional digital experiences. Adobe’s acquisition of TubeMogul will create the first end-to-end independent advertising and data management solution that spans TV and digital formats, simplifying what has been a complex and fragmented process for the world’s biggest brands.

Video consumption is exploding across all devices and video advertising is the fastest growing advertising category. Adobe is the leader in video content creation and delivery with its Premiere Pro CC and Primetime solutions. Adobe’s acquisition of TubeMogul will enable brands to capitalize on the meteoric shift to online video. The acquisition of TubeMogul further strengthens Adobe’s leadership in digital marketing and advertising technology. Building upon its expertise in search, display and social advertising planning and delivery with Adobe Media Optimizer, the addition of TubeMogul will enable Adobe’s customers to maximize their video advertising investments across desktop, mobile, streaming devices and TV. TubeMogul’s video advertising platform, combined with Adobe Marketing Cloud, will give customers access to first-party data and measurement capabilities from Adobe Audience Manager (Adobe’s data management platform) and Adobe Analytics respectively.

“Whether it’s episodic TV, indie films or Hollywood blockbusters, video consumption is exploding across every device and brands are following those eyeballs,” said Brad Rencher, executive vice president and general manager, digital marketing, Adobe. “With the acquisition of TubeMogul, Adobe will give customers a ‘one-stop shop’ for video advertising, providing even more strategic value for our Adobe Marketing Cloud customers.”

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING

TubeMogul is a video demand-side platform (DSP) leader according to Forrester Research in its Q4 2015 Forrester Wave™ Video Advertising Demand Side Platform report. Adobe and TubeMogul share a long list of joint customers that will benefit from the integration of TubeMogul into Marketing Cloud solutions. Joint customers include Allstate, Johnson & Johnson, Kraft, Liberty Mutual, L’Oréal, Nickelodeon and Southwest Airlines.

“Adobe and TubeMogul share a similar culture and vision for the future of advertising,” said Brett Wilson, CEO and co-founder, TubeMogul. “The combination of Adobe Marketing Cloud with TubeMogul’s software creates a uniquely comprehensive platform that will help marketers always know what’s working — and act on it. We’re thrilled to call Adobe home and believe this will be a great move for our clients, team and shareholders.”

The transaction, which is expected to close during the first quarter of Adobe’s 2017 fiscal year, is subject to customary closing conditions. The potential financial impact to Adobe of this transaction is not reflected in financial targets previously provided by Adobe. Until the transaction closes, each company will continue to operate independently. Assuming the completion of the transaction, Adobe believes the acquisition of TubeMogul will be neutral to Adobe’s non-GAAP earnings in fiscal year 2017. Due to the absence at this time of certain acquisition-related cost estimates and purchase price accounting, Adobe is currently unable to provide an estimated impact on future GAAP earnings.

TubeMogul CEO Brett Wilson will continue to lead the TubeMogul team as part of Adobe’s Digital Marketing business.

31. Also on November 10, 2016, the Company filed a Form 8-K with the SEC, wherein it disclosed the Merger Agreement. Collectively, the press release announcing the transaction and the filing of the Merger Agreement reveal that the Proposed Transaction is the product of a flawed sales process and, unless the Merger Consideration is increased, would be consummated at an unfair price.

32. Furthermore, the sale of the Company is being timed when the stock price is depressed and in an effort to curb any future increase in the share price of TubeMogul common stock, thus ensuring that Adobe can effectuate its takeover on the cheap.

33. As such, the $14.00 per share Merger Consideration significantly undervalues TubeMogul, especially given the significant benefits Adobe and its stockholders will enjoy upon taking the Company over. Moreover, the Company is poised to enjoy a lengthy period of significant growth as reflected in the selected projections that have been disclosed, growth that Plaintiff and the Class will be foreclosed from fully enjoying upon the consummation of the Proposed Transaction. Having failed to maximize the sale price for the Company, Individual Defendants breached the

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING

fiduciary duties they owe to the Company’s public stockholders because the Company has been improperly valued and public stockholders will not receive adequate or fair value for their TubeMogul common stock.

THE BOARD CONDUCTED A FLAWED PROCESS THAT

FAILED TO MAXIMIZE SHAREHOLDER VALUE

34. The Board conducted a hastily run, flawed process that failed to maximize stockholder. Specifically, the Recommendation Statement indicates that the sales process lasted approximately only 60 days.

35. Moreover, the potential bidders were likely required to sign confidential statements that likely included Don’t Ask Don’t Waive provisions, which may still be in effect, to the detriment of TubeMogul shareholders.

36. The stock price is trading well above the offer price in the Tender Offer which corroborates this was a rushed and flawed sales process.

THE MERGER AGREEMENT UNFAIRLY DETERS COMPETITIVE OFFERS

AND IS UNDULY BENEFICIAL TO ADOBE

37. The Proposed Transaction is also unfair because, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction fait accompli and ensure that no competing offers will emerge for the Company.

38. First, Section 6.6 of the Merger Agreement explicitly prohibits TubeMogul or any of its affiliates from soliciting or proactively seeking a competing or better offer.

39. Furthermore, Section 6.6(c) grants Adobe recurring and unlimited matching rights, which gives TubeMogul one business day to provide unfettered access to confidential, non-public information about competing proposals from third parties which Adobe can then use to prepare a matching bid. Additionally, Section 6.1(b) grants Adobe four (4) business days to negotiate with TubeMogul, amend the terms of the Merger Agreement, and make a counter-offer that only matches the superior third-party offer.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING

40. This matching rights provision essentially ensures that no superior bidder will emerge, as any potential suitor will be unlikely to expend the time, cost and effort to perform due diligence and make a superior proposal while knowing that Adobe will know of its bid and the details and terms thereof and can easily top it. As a result, the matching rights provision unreasonably favors Adobe, to the detriment of TubeMogul’s public stockholders.

41. Finally, Section 8.1 of the Merger Agreement requires the Company to pay Adobe a termination fee of $21 million in the event the Company decides to pursue any alternative offer.

42. Compounding matters, certain members of the Company’s Board and officers of the Company, along with TubeMogul stockholder Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. together control 18.2% of all TubeMogul shares, have signed a form of Tender and Support Agreement covering all shares beneficially owned by such individual. These deal protection provisions and Tender and Support Agreements, particularly when considered collectively, substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of TubeMogul.

43. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The narrow circumstances under which the Board may respond to alternative proposals and the Company’s inability to terminate the Merger Agreement if it accepts a superior proposal fail to provide an effective “fiduciary out” under the Merger Agreement.

44. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that the Company’s stockholders will continue to suffer absent judicial intervention.

THE MATERIALLY INCOMPLETE AND MISLEADING

RECOMMENDATION STATEMENT

45. The Individual Defendants further breached their fiduciary duties to TubeMogul’s stockholders by causing the materially incomplete and misleading Recommendation Statement to be

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING

filed with the SEC on November 18, 2016. As discussed below, the Recommendation Statement omits material information that must be disclosed to enable TubeMogul’s stockholders to make an informed decision with respect to the Tender Offer.

A.	Materially Incomplete and Misleading Disclosures Concerning Morgan Stanley’s Financial Analyses and the Company’s Projections

46. While the Recommendation Statement discloses certain information regarding the financial analyses Morgan Stanley performed to support its fairness opinion, the information is incomplete and misleading to stockholders because critical material information that was considered by Defendants has been omitted.

47. The Recommendation Statement also fails to include a valuation summary with TubeMogul’s fully diluted shares outstanding, cash, debt, equity value (at the unaffected share price and the offer price), and enterprise value (at the unaffected share price and the offer price). Corresponding pricing multiples are also not disclosed.

48. Additionally, in connection with the Public Trading Comprable Companies Analysis for TubeMogul, the Recommendation Statement fails to provide adequate quantitative information pertaining to the comparison of TubeMogul’s multiples. In particular, it fails to disclose the criteria to select the sample used, the observed multiples and the corresponding implied per share value for the multiples observed for the selected company, and whether any of the companies selected had losses or cash balance troubles.

49. In connection with the Selected Transaction Analysis for TubeMogul, the Recommendation Statement fails to disclose the observed multiples and implied per share value for each multiple observed. Further, it fails to disclose the financial metrics (gross and operating margins, etc.) for each target company observed. More troubling, the analysis does not provide a premium analysis for each transaction observed.

50. Additionally, in connection with the Discounted Cash Flow Analysis, the Recommendation Statement fails to identify, quantify and source the weighted-average cost of capital (“WACC”) and perpetuity growth assumptions used by Morgan Stanley.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING

51. Furthermore, the Recommendation Statement provides certain non-GAAP (generally accepted accounting principles) projections for the Company (i.e. Non-GAAP Operating Income, Non-GAAP Adjusted EBITDA and Non-GAAP Unlevered Free Cash Flow), but fails to provide the projections for the various metrics that were used to calculate the non-GAAP projections, rendering the disclosed projections materially incomplete and misleading.

52. Each of the above-referenced omissions are material because without this information, the Company’s stockholders are unable to fully understand Morgan Stanley’s analyses and, thus, are unable to determine what weight, if any, to place on its fairness opinion in determining whether to tender their shares. The Company’s stockholders are entitled to the missing material information in order to make a fully informed decision concerning the Proposed Transaction.

B.	Materially Incomplete and Misleading Disclosures Concerning the Background of the Offer and the Merger

53. While the Recommendation Statement discloses certain information regarding the process leading up to the Board’s decision to approve the Proposed Transaction, the information is incomplete and misleading to stockholders.

54. The Recommendation Statement fails to provide the reasons for rushing the sales process that barely lasted 60 days.

55. The Recommendation Statement fails to provide any information concerning the potential conflicts of interest that Morgan Stanley may have by stating whether it owns shares in either TubeMogul or Adobe, and whether it has done any work for Adobe for which it has received any compensation.

56. The Recommendation Statement fails to disclose whether the various bidders discussed in the 14D-9 executed NDAs that included Don’t Ask Don’t Waive (“DADW”) provisions and whether the DADW provisions are in effect or have fallen out upon announcement of the Tender Offer.

57. The Board has thus prevented Plaintiff and the Class from being adequately compensated for their TubeMogul shares. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

58. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

59. The Individual Defendants have violated fiduciary duties of care, loyalty, good faith and candor owed to the public stockholders of TubeMogul.

60. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in TubeMogul.

61. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the stockholders of TubeMogul because, among other reasons, they failed to take reasonable steps to obtain and/or ensure that TubeMogul stockholders receive adequate and fair value for their shares.

62. Further, the Individual Defendants have caused materially misleading and incomplete information concerning the Proposed Transaction to be disseminated to the Company’s public stockholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures concerning the Proposed Transaction. The Recommendation Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading. Because of the Individual Defendants’ failure to provide full and fair disclosure of material information concerning the Proposed Transaction, Plaintiff and the Class will be unable to make an informed decision with respect to the Tender Offer, and thus are damaged thereby

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING

63. The Individual Defendants dominate and control the business and corporate affairs of TubeMogul both through their positions within the Company and on the Board, and are in possession of private corporate information concerning TubeMogul assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of TubeMogul which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

64. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

65. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of TubeMogul assets and businesses, have been and will be prevented from obtaining a fair price for their common stock, and will be unable to make an informed decision concerning whether or not to tender their shares.

66. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

67. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

COUNT II

Aiding and Abetting

(Against TubeMogul, Parent, and Merger Sub)

68. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

69. TubeMogul and Adobe have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to TubeMogul’s public stockholders, and have participated in such breaches of fiduciary duties.

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING

70. Moreover, TubeMogul and Adobe knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, they rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

71. As a result of the unlawful actions of TubeMogul and Adobe, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the true value for TubeMogul’s assets and business. Unless their actions are enjoined by the Court, Defendants TubeMogul, Parent, and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class.

72. As a result of TubeMogul and Adobe’ conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair and reasonable price for their TubeMogul shares.

73. Plaintiff and other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action and certifying Plaintiff as Class representative;

B. Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain an agreement providing fair and reasonable terms and consideration to Plaintiff and the Class and discloses the above-referenced material information that has been omitted from the Recommendation Statement to the Company’s shareholders;

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING

C. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

JURY TRIAL DEMANDED

Dated: December 5, 2016

MONTEVERDE & ASSOCIATES PC

/s/ David E. Bower

David E. Bower SBN 119546
600 Corporate Pointe, Suite 1170
Culver City, CA 90230
Tel: (310) 446-6652
Fax: (212) 601-2610
Email: dbower@monteverdelaw.com

Counsel for Plaintiff

OF COUNSEL

Juan E. Monteverde

Miles D. Schreiner

MONTEVERDE & ASSOCIATES PC

The Empire State Building

350 Fifth Avenue, 59th Floor

New York, NY 10018

Telephone: (212) 971-1341

Facsimile: (212) 601-2610

jmonteverde@monteverdelaw.com

mschreiner@monteverdelaw.com

Counsel for Plaintiff

COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND AIDING AND ABETTING